SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of: March 2002

                                    ABB Ltd
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               (Exact name of registrant as specified in charter)

                                      N/A
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                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                               ---                       ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company"), dated March 12, 2002, in respect of Peter Voser, the Company's Chief Financial Officer, assuming responsibility for the Company's Financial Services division.

Press Release

For your business and technology editors

ABB puts Financial Services activities under new CFO

Zurich, Switzerland, March 12, 2002 - ABB, the global power and automation technology group, said today that it is placing its Financial Services division under incoming chief financial officer (CFO) and executive vice president Peter Voser.

Voser, who joined ABB this month, takes responsibility for the division's four business areas - Structured Finance, Equity Ventures, Treasury and Insurance, with immediate effect. The other group financial functions, Controlling, Corporate Finance & Taxes, Real Estate, Risk Management & Insurance and Value Services, already report to the CFO.

The group function Strategy and Ventures, which includes the mergers and acquisitions unit, will also report to the CFO.

"Given the increasing need for close coordination of our financial functions and businesses, we have decided to move them under the leadership and guidance of the CFO," said president and chief executive officer Jorgen Centerman. "This organizational change will also strengthen the overall control framework."

ABB said the Financial Services activities would continue to report as a division.

Jan Roxendal, who has successfully headed ABB's financial services activities since 1991 and been a member of the ABB executive committee since 1998, has decided to leave the company but has made himself available for a transition period of three months, ABB said.

ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB has 155,000 employees in more than 100 countries.







For more information please contact:


Media Relations:                         Investor Relations:
ABB Corporate Communications, Zurich     Switzerland: Tel. +41 43 317 3800
Thomas Schmidt                           Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                     USA: Tel. +1 203 750 7743
Fax: +41 1 317 7958                      investor.relations@ch.abb.com
media.relations@ch.abb.com




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ABB LTD

Date:  March 13, 2002                         By: /s/  BEAT HESS
                                                 -----------------------------
                                                 Name:  Beat Hess
                                                 Title: Group Senior Officer



                                              By: /s/ HANS ENHORNING
                                                 ------------------------------
                                                 Name:  Hans Enhorning
                                                 Title: Group Vice President